UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 22)*

Houlihan Lokey, Inc.

(Name of Issuer)

Class A common stock, par value $0.001 per share

(Title of Class of Securities)

441593100

(CUSIP Number)

Christopher M. Crain, Esq.

General Counsel

10250 Constellation Blvd., 5th Floor

Los Angeles, CA 90067

Telephone: (310) 788-5200

Copy to:

Steven B. Stokdyk, Esq.

Brent T. Epstein, Esq.

Latham & Watkins LLP

355 S. Grand Avenue

Los Angeles, CA 90071

Telephone: (213) 485-1234

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 18, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 441593100

1.	Name of Reporting Person: HL Voting Trust
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 18,686,408 (1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 18,686,408 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 27.3% (2)
14.	Type of Reporting Person: OO

(1)

Based upon 18,686,408 shares of Class B common stock subject to the HL Voting Trust as of April 18, 2022. This amount includes 1,038,503 shares of Class B common stock issuable upon vesting of restricted stock units; 24,138 of such restricted stock units vest within 60 days of this filing.

(2)

Based upon (i) 49,855,214 shares of Class A common stock, (ii) 17,647,905 shares of Class B common stock, and (iii) 1,038,503 shares of Class B common stock issuable upon vesting of restricted stock units, each outstanding as of April 18, 2022.

CUSIP No.: 441593100

1.	Name of Reporting Person: Scott L. Beiser
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 18,686,408 (1)
	9.	Sole Dispositive Power: 885,466
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 18,686,408 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 27.3% (2)
14.	Type of Reporting Person: OO, IN

(1)

Based upon 18,686,408 shares of Class B common stock subject to the HL Voting Trust as of April 18, 2022. This amount includes 1,038,503 shares issuable upon vesting of restricted stock units; 24,138 of such restricted stock units vest within 60 days of this filing.

(2)

Based upon (i) 49,855,214 shares of Class A common stock, (ii) 17,647,905 shares of Class B common stock, and (iii) 1,038,503 shares of Class B common stock issuable upon vesting of restricted stock units, each outstanding as of April 18, 2022.

CUSIP No.: 441593100

1.	Name of Reporting Person: Irwin N. Gold
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 18,686,408 (1)
	9.	Sole Dispositive Power: 1,146,240
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 18,686,408 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 27.3% (2)
14.	Type of Reporting Person: OO, IN

(1)

Based upon 18,686,408 shares of Class B common stock subject to the HL Voting Trust as of April 18, 2022. This amount includes 1,038,503 shares issuable upon vesting of restricted stock units; 24,138 of such restricted stock units vest within 60 days of this filing.

(2)

Based upon (i) 49,855,214 shares of Class A common stock, (ii) 17,647,905 shares of Class B common stock, and (iii) 1,038,503 shares of Class B common stock issuable upon vesting of restricted stock units, each outstanding as of April 18, 2022.

Explanatory Note

This Amendment No. 22 to Schedule 13D (this “Amendment”) is filed to amend the Schedule 13D (the “Initial Schedule”) filed with the Securities and Exchange Commission (the “SEC”) on August 28, 2015 by the HL Voting Trust (the “HL Voting Trust”), Scott L. Beiser, Irwin N. Gold and Robert H. Hotz, as subsequently amended on December 7, 2016 and refiled in its entirety on February 10, 2017, which was further amended on February 18, 2017, March 17, 2017, April 5, 2017, June 2, 2017, November 8, 2017, March 22, 2018, April 5, 2018, June 6, 2018, August 21, 2018, October 31, 2018, June 6, 2019, August 1, 2019, October 7, 2019, November 7, 2019, December 31, 2019, February 10, 2020, March 19, 2020, April 10, 2020, May 26, 2020, and November 09, 2020 (the Initial Schedule as amended, the “Schedule”). This Amendment is filed to reflect the increase to outstanding ownership controlled by the HL Voting Trust.

Capitalized terms not defined herein shall have the meanings ascribed to them in the Schedule.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule is hereby amended and supplemented by the addition of the following:

Since Amendment No. 21 filed on November 09, 2020 and through April 18, 2022, there was a net increase of 871,525 shares of Class B common stock in the HL Voting Trust, due to (i) the conversion of 131,822 shares of Class B common stock and subsequent charitable donation of the 131,822 shares of Class A common stock, (ii) the forfeiture of 98,972 shares of Class B common stock in connection with terminations of employment, (iii) the withholding of 450,826 shares of Class B common stock for the payment of taxes, (iv) the issuance of 388,846 vested shares of Class B common stock in connection with acquisitions, (v) the granting of 2,689,459 shares of Class B common stock in connection with new equity incentive awards, and (vi) the issuance of restricted stock units exercisable for 1,011,096 shares of Class B common stock and the inclusion in the HL Voting Trust of 27,407 shares issuable upon vesting of restricted stock units which were outstanding on November 09, 2020 and not reflected in Amendment No. 21, (vii) the issuance of 65,460 shares upon the vesting of fixed dollar awards and restricted stock units previously issued to employees, and (vii) the conversion of 2,629,123 shares of Class B common stock and subsequent sale of 2,629,123 of such shares of Class A common stock in the open market.

Since Amendment No. 21 dated November 09, 2020 and through April 18, 2022, Mr. Beiser : (i) acquired 18,281 shares Class B common stock as an equity award; (ii) had 6,973 shares of Class B common stock withheld by the Company for payment of taxes upon the vesting of equity awards; (iii) converted an aggregate of 10,000 shares of Class B common stock into Class A common stock and subsequently donated such shares of Class A common stock to charity; and (iv) converted an aggregate of 15,000 shares of Class B common stock into Class A common stock and subsequently sold such shares of Class A common stock. These shares are included in the transactions described above in this Item 3.

Since Amendment No. 21 dated November 09, 2020 and through April 18, 2022, Mr. Gold: (i) acquired 22,551 shares Class B common stock as an equity award; (ii) had 4,525 shares of Class B common stock withheld by the Company for payment of taxes upon vesting of equity awards; and (iii) converted an aggregate of 34,721 shares of Class B common stock into Class A common stock and subsequently sold such shares of Class A common stock, including sales of 14,721 shares made pursuant to a 10b5-1 trading plan that Mr. Gold adopted on June 30, 2020. These shares are included in the transactions described above in this Item 3.

Item 5.	Interest in Securities of the Issuer

Item 5(a) and 5(b) are hereby amended and restated as set forth below. Item 5(c) is hereby updated by the information set forth above under Item 3.

5(a)-(b) The aggregate number and percentage of the class of securities of the Issuer and the voting and dispositive power of the Reporting Persons is set forth below:

	HL Voting Trust		Scott L. Beiser		Irwin N. Gold
Amount beneficially owned:	18,686,408	(1)	18,686,408	(1)	18,686,408	(1)
Percent of class:	27.3	%(2)	27.3	%(2)(3)	27.3	%(2)(4)
Sole power to vote or to direct the vote:	0		0		0
Shared power to vote or to direct the vote:	18,686,408	(1)	18,686,408	(1)	18,686,408	(1)
Sole power to dispose or to direct the disposition of:	0		885,466	(3)	1,146,240	(4)
Shared power to dispose or to direct the disposition of:	0		0		0

(1)

Pursuant to the HL Voting Trust Agreement, Messrs. Beiser and Gold as Trustees have voting control over the shares held by the Voting Trust, but dispositive power over only those shares which each directly owns. Based upon 18,686,408 shares of Class B common stock subject to the HL Voting Trust as of April 18, 2022, which includes 1,038,503 shares of Class B common stock issuable upon vesting of restricted stock units; 24,138 of such restricted stock units vest within 60 days of this filing.

(2)

Based upon (i) 49,855,214 shares of Class A common stock, (ii) 17,647,905 shares of Class B common stock, and (iii) 1,038,503 shares of Class B common stock issuable upon vesting of restricted stock units, each outstanding as of April 18, 2022.

(3)

Each HL Holder retains sole dispositive power over their shares deposited in the HL Voting Trust. As a result, Mr. Beiser retains dispositive control over the 885,466 shares of Class B common stock he owns (the “Beiser Shares”), which represents a dispositive power beneficial ownership percentage of 1.7% of the Issuer’s Class A common stock. The Beiser Shares include 38,151 shares of unvested Class B common stock subject to vesting based on continued service with the Issuer.

(4)

Each HL Holder retains sole dispositive power over their shares deposited in the HL Voting Trust. As a result, Mr. Gold retains dispositive control over 1,146,240 shares of Class B common stock (the “Gold Shares”), which represents a dispositive power beneficial ownership percentage of 2.2% of the Issuer’s Class A common stock. The Gold Shares include 34,756 shares of unvested Class B common stock subject to vesting based on continued service with the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 of Schedule 13D filed August 28, 2015)

99.2	Power of Attorney of Scott L. Beiser (incorporated by reference to Exhibit 99.2 of Schedule 13D filed August 28, 2015)

99.3	Power of Attorney of Irwin N. Gold (incorporated by reference to Exhibit 99.3 of Schedule 13D filed August 28, 2015)

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 22, 2022

HL VOTING TRUST:

By:	/s/ J. Lindsey Alley
Name:	J. Lindsey Alley
Title:	Attorney-in-Fact for Scott L. Beiser, Trustee

By:	/s/ J. Lindsey Alley
Name:	J. Lindsey Alley
Title:	Attorney-in-Fact for Irwin N. Gold, Trustee

SCOTT L. BEISER (Individually):

By:	/s/ J. Lindsey Alley
Name:	J. Lindsey Alley
Title:	Attorney-in-Fact for Scott L. Beiser

IRWIN N. GOLD (Individually):

By:	/s/ J. Lindsey Alley
Name:	J. Lindsey Alley
Title:	Attorney-in-Fact for Irwin N. Gold